Filed Pursuant to Rule 424(b)(1)
Registration No. 333-202425

PROSPECTUS

HEARTLAND EXPRESS, INC.

3,250,000 Shares

of

Common Stock

The selling stockholder identified in this prospectus is selling 3,250,000 shares of our common stock, $0.01 par value. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “HTLD.” On March 4, 2015, the last reported sale price of our common stock on The NASDAQ Global Select Market was $24.49 per share.

Investing in our common stock involves a high degree of risk. Before buying any of our common stock, you should carefully consider the risk factors described in “Risk Factors” beginning on page 7 of this prospectus and in the documents we filed with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

	Per Share	Total
Public offering price	$23.75	$77,187,500
Underwriting discounts and commissions(1)	$0.7125	$2,315,625
Proceeds, before expenses, to the selling stockholder	$23.0375	$74,871,875

(1)

Refer to “Underwriting” beginning on page 26 of this prospectus for information regarding underwriting compensation. The selling stockholder will bear all expenses, underwriting discounts and commissions relating to the offering.

The underwriters have the option to purchase up to an additional 487,500 shares from the selling stockholder identified in this prospectus within 30 days from the date of this prospectus at the initial price to the public less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $2,662,968.75, and the total proceeds to the selling stockholder, before expenses, will be $86,102,656.25. We will not receive any proceeds from the sale of any of the additional shares.

The underwriters expect to deliver the shares on March 10, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	Stephens Inc.	Wells Fargo Securities	BB&T Capital Markets

The date of this prospectus is March 5, 2015.

i

ABOUT THIS PROSPECTUS

We, the selling stockholder and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus, including any information incorporated by reference, or in any free-writing prospectus prepared by or on behalf of us or to which we have referred you, is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context requires otherwise, references in this prospectus to “Heartland Express, Inc.,” “Heartland Express,” “Heartland,” the “Company,” “we,” “us,” “our,” and similar terms refer to Heartland Express, Inc. and its consolidated subsidiaries.

You should read carefully the entire prospectus, as well as the documents incorporated by reference into the prospectus, before making an investment decision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as “expects,” “estimates,” “projects,” “believes,” “anticipates,” “plans,” “intends” and similar terms and phrases. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by or underlying the forward-looking statements. In this prospectus and the documents incorporated herein by reference, the statements relating to the following, among others, are forward-looking statements:

•	any projections of earnings, revenues, capital expenditures, sources or adequacy of capital and liquidity or other financial items;

•

plans, strategies and objectives of management for future operations, acquisition synergies and integration benefits, including those related to our 2013 acquisition of Gordon Trucking, Inc., proposed new services or developments, tractor and trailer count and expected average ages;

•	future economic conditions, trucking capacity, freight demand, market for used revenue equipment, volumes, rates and prices;

•	future costs, such as driver compensation, equipment costs, diesel fuel prices, taxes and other government impositions; and

•	the impact of actual or proposed governmental regulation.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, we cannot assure you that management’s expectations, beliefs and projections will be achieved. There are a number of risks, uncertainties, and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus and the documents incorporated herein by reference. Such risks, uncertainties and other important factors, which could cause our actual results to differ materially from those suggested by our forward-looking statements, are set forth in this prospectus under “Risk Factors” as well as in our reports incorporated by reference into this prospectus and include, among other things, the following:

•	future recessionary economic cycles, downturns in customers’ business cycles and inventory fluctuations, particularly in industries in which we have a significant concentration of customers;

•	any weakening in the credit markets or general economic conditions;

•

regulatory requirements that increase costs, decrease efficiency or reduce the availability of drivers, including any changes in hours-of-service requirements for drivers and the U.S. Department of Transportation (“DOT”) Federal Motor Carrier Safety Administration’s (“FMCSA”) Compliance Safety Accountability (“CSA”) program (formerly “Comprehensive Safety Analysis 2010”), which implemented new driver standards and modified the methodology for determining a carrier’s DOT safety rating;

•	increases in compensation for, and difficulty in attracting and retaining, qualified drivers, including independent contractors;

•

elevated experience in the frequency and severity of claims relating to accident, cargo, workers’ compensation, health and other claims; increased insurance premiums; fluctuations in claims expenses that result from our self-insured retention amounts, including in our excess layers, and the requirement that we pay additional premiums if there are claims in certain of those layers; differences between estimates used in establishing and adjusting claims reserves and actual results over time; adverse changes in claims experience and loss development factors or additional changes in management’s estimates of liability based upon such experience and development factors that cause our expectations of insurance and claims expense to be inaccurate or otherwise impacts our results;

•	changes in market conditions for used revenue equipment that impact our capital expenditures and our ability to dispose of revenue equipment on the schedule and for the prices we expect;

•	increases in the prices paid for new revenue equipment that impact our capital expenditures and our results generally;

•	our ability to generate sufficient cash from operations to meet our significant ongoing capital requirements;

•	excess tractor or trailer capacity in the trucking industry;

•	decreased demand for our services or loss of one or more of our major customers;

•	strikes, work slowdowns or work stoppages at the Company, customers, ports or other shipping related facilities;

•

increases or rapid fluctuations in diesel fuel prices, as well as fluctuations in fuel surcharge collection, including, but not limited to, changes in customer fuel surcharge policies and increases in fuel surcharge bases by customers;

•	the volume and terms of diesel purchase commitments;

•	interest rates, fuel taxes, tolls and license and registration fees;

•	seasonal factors such as harsh weather conditions;

•	our ability to retain or replace key personnel and the impact of ownership concentration with the Gerdin family;

•	potential failure in computer or communications systems;

•	pricing and other competitive pressures;

•	the ability to control increases in operating costs;

•	the ability to identify acceptable acquisition candidates, consummate acquisitions and integrate and realize synergies from acquired operations; and

•	impairments of goodwill and other intangibles.

Readers should review and consider these factors along with those described in “Risk Factors” in this prospectus and in “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014.

We disclaim any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

SUMMARY

The following is a summary of selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before making an investment in our common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this prospectus. You should carefully consider all of the information contained in and incorporated by reference in this prospectus, including the information set forth under the heading “Risk Factors,” the financial statements, and the notes to the financial statements, included elsewhere or incorporated by reference in this prospectus, before deciding to invest in our common stock.

Overview

We are one of the largest and most profitable truckload carriers in the United States, as measured by revenue and net margin. Our headquarters is located in North Liberty, Iowa, in a low-cost environment with ready access to a skilled, educated, and industrious workforce. Our twenty-one other terminals are located near major shipping corridors nationwide, affording proximity to customer locations, driver domiciles, and distribution centers. We concentrate primarily on short-to-medium haul, asset-based dry van truckload services in regional markets near our terminals, where the average trip is approximately one day. We believe our geographic reach and terminal locations assist us with driver recruiting and retention, efficient fleet maintenance, and consistent customer engagement.

Our long-term objectives, which have not changed since we were founded in 1978, are to achieve significant growth, to operate with a low-80s operating ratio (operating expenses as a percentage of operating revenue), and to maintain a debt-free balance sheet. Since our initial public offering (“IPO”), we have grown revenue from $21.6 million in 1986 to $871.4 million in 2014, a compounded annual growth rate of approximately 14%. At the same time, we have grown net income from $3.0 million to $84.8 million, a compounded annual growth rate of approximately 13%. Our growth has come organically, by expanding service for customers and opening new locations, and through six acquisitions. In November 2013, we acquired Gordon Trucking, Inc. and related assets (“GTI”) for approximately $300 million, which increased our annual revenue run rate by nearly 80% and expanded our presence in the western United States. As of January 31, 2015, we have repaid 100% of the long-term debt related to our acquisition of GTI from internally generated cash.

We maintain a disciplined approach to cost controls. We do this by scrutinizing all expenditures, prioritizing expenses that improve our drivers’ experience or our customer service, minimizing non-driving personnel through proven technology when the cost of doing so is justified, and operating late-model tractors and trailers with sound warranty coverage and enhanced fuel efficiency. We have generated the best net margin of any publicly traded truckload carrier each year for the past 20 years.

We have never issued primary shares for cash and have repaid from cash flows all long-term debt temporarily incurred in connection with our past acquisitions. Since our IPO, we have paid over $450 million in cash dividends. In addition, since our IPO, we have repurchased 16.2 million shares, net of shares issued in acquisitions. Our return on equity has averaged 21.7% since our IPO, including 19.1% in 2014. We expect to continue to generate substantial free cash flows for allocation to growth, the continuation of our quarterly dividends, acquisitions, and other corporate purposes.

Operating Strategy

The key components of our operating strategy are as follows: (i) hire talented and experienced professional truck drivers and reward them with industry-leading pay, new equipment, and driver-friendly freight, (ii) seek customers that require a high level of service, respect our drivers, and compensate us fairly, and (iii) manage our tractor and trailer fleet for operating efficiency and favorable net cash flows.

Drivers. We hire primarily experienced drivers, and we provide our drivers well-equipped, late model tractors and trailers. Through the acquisition of GTI, we also gained access to the student driving community. To attract and retain drivers who understand the importance of safety and customer service, we offer compensation that is designed to be at or near the top of the competitive market, as well as incentives that reward safety. We equip 100% of our over-the-road tractors with electronic logging devices for efficiency and safety. Our composite CSA score for the 24-month period ended January 31, 2015, as measured by the FMCSA, was the best of any publicly traded truckload carrier. During 2014, our drivers helped us earn the following safety and operational awards: British Petroleum Driving Safety Standards, California Trucking Association Fleet Safety Award, Truckload Carriers Association Top 20 Best Fleets to Drive For, and Truckload Carriers Association U.S. Safest Fleet (over 100 million miles).

Customers. We serve a blue chip customer base with diversified commodities, end markets, and geographies. Our largest customer sectors in 2014 were retailers (27.5%), food and beverage (26.1%), consumer product companies (13.6%), and paper manufacturers (13.4%). Our top five customers by revenue in 2014, in alphabetical order, were General Mills, Georgia Pacific, Sears, Unilever, and Walmart. In 2014, our largest customer represented approximately 8% of our operating revenue. We seek our customers’ freight that involves extremely high service levels, significant lane density, efficient driver turnaround times, and a network yield that supports our profitability requirements. We believe that our service standards, safety record, and equipment availability have made us a core carrier for many of our major customers. During 2014, we received the following awards from our customers in recognition of our service levels:

•	Armada Supply Chain Solutions Elite Fleet Member Award (2014 Performance)

•	CHEP Dedicated Provider of the Year Award (2013 Performance)

•	FedEx Core Carrier of the Year (2014 Performance – 4th consecutive year)

•	FedEx Gold Award (2014 Performance – 4th consecutive year)

•	FedEx SmartPost Peak Performance Award (2014 Performance – 4th consecutive year)

•	Nestle Waters Southeast Region Carrier of the Year (2013 Performance)

•	United Sugars Dry Van Carrier of the Year (2014 Performance – 2nd consecutive year)

•	Walmart Best Performing Carrier for Unilever Award (2014 Performance)

•	Walmart General Merchandise Carrier of the Year (2013 Performance)

•	Whirlpool National TL Carrier of the Year (2013 Performance – 2nd consecutive year)

•	Winegard Carrier of the Year (2013 Performance – 3rd consecutive year)

Fleet. Our revenue equipment program has three main components: (i) operate a relatively new fleet to improve fuel mileage, lower maintenance expense, increase reliability of service, and enhance our drivers’ safety and comfort, (ii) depreciate new tractor revenue equipment on an accelerated basis, and (iii) avoid long-term purchase or trade-in agreements with manufacturers. This strategy, which we believe is unique among our publicly traded peers, affords us flexibility to buy and sell at nearly any time to capitalize on equipment market conditions, regulatory changes, and efficiency advances. We believe this flexibility helps us generate favorable cash flows over time. However, this flexibility can also add volatility to gain on disposal of property and equipment, cash flows, and earnings per share depending on the amount of equipment we dispose of in a given period.

Growth History and Capital Allocation

We have grown both organically and through six acquisitions. Our organic growth has come from expanding our terminal network and customer relationships to locations such as Atlanta, GA, Carlisle, PA, Columbus, OH, Dallas, TX, Phoenix, AZ, and St. Louis, MO, then building up freight density and driver domiciles around these locations. The main constraint on organic growth currently is the shortage of highly qualified professional truck drivers. We are highly selective about acquisitions, with our main criteria being (i) safe operations, (ii) high quality professional truck drivers, (iii) fleet profile that is compatible with our philosophy or can be replaced economically, and (iv) freight profile that will allow a path to a low 80s operating ratio upon full integration, application of our cost structure, and freight optimization, including exiting certain loads that fail to meet our operating profile.

We regularly evaluate the prospective uses of our available capital and allocate funds where we expect to generate the most favorable risk-adjusted, medium to long-term returns for our stockholders. Our major uses of cash flows since our IPO have been (i) investment in new tractors and trailers, (ii) acquisitions, (iii) dividends, and (iv) stock repurchases. Examples of significant capital allocation decisions since 1994 include the following:

Period		Market Conditions		Heartland Capital Decisions
1994-1998	•	Initially strong then variable freight market	•	Acquire Munson Transportation
	•	Initially strong then variable used equipment market	• •	Acquire A&M Express Improve margins

			•	Pay off 100% of long-term debt
			•	Build cash to $143.4 million

1999-2001	•	Freight slows into recession	•	Restrain growth
	•	Highly depressed used equipment market	• •	Repurchase 15.4% of outstanding shares for $59.1 million Build cash to $161.1 million

2002-2006	•	Economy expands	•	Acquire Great Coastal Express
	•	Freight rates rise	•	Grow organically
	•	Used equipment market improves	•	Improve margins
			•	Initiate quarterly cash dividends
			•	Build cash to $331.3 million

2007-2012	•	Freight recession in 2007-08	•	Constrain fleet size
	• • • • •	Great Recession in 2009 Slow recovery in 2010-12 Used equipment market drops substantially then recovers EPA regulations lower MPG and increase costs Acquisition price expectations unreasonable	• •	Pre-buy tractors ahead of untested 2007 and 2010 EPA engine requirements Pay special dividends of $372.2 million

			• •	Repurchase 13.7% of outstanding shares for $181.8 million Rebuild cash to $119.8 million

2013-Present	•	Strong freight recovery	•	Acquire GTI
	•	Strong pricing	•	Invest in new, higher MPG tractors
	• •	Strong used equipment market Selective acquisitions possible	• •	Pay off 100% of long-term debt at January 31, 2015 Position for future margin improvement and growth

Note: In this prospectus summary, references to cash include cash, cash equivalents and short-term investments. Unless otherwise indicated, the date of measurement in the information above is December 31 of the last year in the applicable timeframe.

Recent Developments

We have experienced the following recent developments:

•

As of February 28, 2015, we had zero long-term debt and an estimated $30 million of cash, after investing approximately $114 million in net capital expenditures in 2014 and repaying 100% of the long-term debt we had incurred to purchase GTI.

•

The freight market has continued to be strong, with customer demand outweighing our tractor capacity. For January 2015, our load turndowns (loads we were tendered but did not accept) were approximately 23,000, which was approximately the same as in January 2014. Turndowns have continued at approximately the same rate through the first three weeks of February.

•

By the end of 2015, we expect approximately 40% of our tractors to be 2016 models, lowering our average fleet age to approximately 1.3 years. Given our tractor investment in 2014 and expected tractor investment for 2015, we will not need to purchase tractors in 2016, although we may choose to do so.

•	The integration of GTI is proceeding steadily. During 2014, we made substantial progress on asset productivity and cost controls, which was partially offset by increased depreciation due to adding new equipment under our depreciation method. The following table reflects our progress on operating efficiency during 2014.

	Operating Expenses as % of Operating Revenue for the Three Months Ended
($ in millions)	Mar. 31, 2014		June 30, 2014		Sept. 30, 2014		Dec. 31, 2014
Operating revenue	$224.5	100%	$226.8	100%	$217.1	100%	$203.0	100%
Depreciation	$24.6	11.0%	$26.7	11.8%	$27.8	12.8%	$29.6	14.6%
Gain on disposal of prop. & equip.	$(2.0)	(0.9%)	$(13.9)	(6.1%)	$(11.3)	(5.2%)	$(6.4)	(3.2%)
All other operating expenses (1)	$181.3	80.8%	$173.3	76.4%	$164.3	75.7%	$145.6	71.7%

(1)

Three months ended December 31, 2014 includes an approximately $4.0 million positive adjustment to insurance accruals based on an actuarial study. Excluding the positive adjustment, all other operating expenses were 73.7% of operating revenue.

Corporate Information

Our headquarters is located at 901 North Kansas Avenue, North Liberty, Iowa 52317. Our telephone number is (319) 626-3600. Our website is located at www.heartlandexpress.com. The information contained in or available through our website is not incorporated by reference into, and should not be considered part of, this prospectus.

THE OFFERING

Common stock offered by the selling stockholder	3,250,000 shares (3,737,500 shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares of common stock from the selling stockholder	487,500 shares

Common stock to be outstanding before and immediately after this offering	87,790,677 shares (1)

Common stock to be owned by the Gerdin family and related trusts and partnerships, including the selling stockholder, immediately after this offering	36,559,732 shares (36,072,232 shares if the underwriters exercise their option to purchase additional shares in full) (2)

Use of proceeds

The selling stockholder will receive all of the net proceeds from the sale of our common stock in this offering. We will not receive any of the proceeds from the sale of our common stock by the selling stockholder. The selling stockholder will be responsible for all fees, expenses, and commissions incurred in connection with this offering. See “Use of Proceeds.”

The NASDAQ Global Select Market symbol	HTLD

Risk factors

You should carefully consider all of the information set forth under the heading “Risk Factors” and all other information included or incorporated by reference in this prospectus before deciding to invest in our common stock.

(1)

Excludes 175,066 shares of unvested restricted stock issued pursuant to our 2011 Restricted Stock Award Plan (the “Plan”). Holders of unvested restricted shares issued under the Plan have all of the rights of a stockholder with respect to the unvested restricted shares, including, but not limited to, the right to receive such cash dividends, if any, as may be declared on such shares from time to time and the right to vote such shares at any meeting of our stockholders. In this prospectus, the number of our outstanding shares as of March 4, 2015 excludes 175,066 shares of unvested restricted stock issued under the Plan, unless otherwise specifically noted.

(2)

The selling stockholder is the 2009 Gerdin Heartland Trust UTA 7/15/2009, which is one of the entities through which members of the Gerdin family hold their shares. The Gerdin family and related trusts and partnerships, including the selling stockholder, beneficially own an aggregate 39,809,732 shares of our common stock, or approximately 45.3% of our outstanding shares, prior to this offering and will beneficially own an aggregate of 36,559,732 shares of our common stock, or approximately 41.6% of our outstanding shares, after this offering, assuming the underwriters do not exercise their option to purchase additional shares, or 36,072,232 shares of our common stock, or approximately 41.0% of our outstanding common stock, assuming the underwriters exercise their option to purchase additional shares in full.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share amounts)

Our summary historical financial data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, under the captions “Statements of Income Data,” and “Balance Sheet Data” are derived from our audited consolidated financial statements. The consolidated financial statements were audited by KPMG LLP. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and related notes thereto, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into this prospectus.

	Year Ended December 31,
	2014	2013 (5)	2012	2011	2010

Statements of Income Data:
Operating revenue	$871,355	$582,257	$545,745	$528,623	$499,516
Operating expenses:
Salaries, wages and benefits	278,126	178,736	167,073	166,717	167,980
Rent and purchased transportation	51,950	12,808	6,273	7,527	9,460
Fuel	219,261	172,315	168,981	161,915	126,477
Operations and maintenance	39,052	22,345	25,282	20,938	17,086
Operating taxes and licenses	20,370	10,516	8,694	9,225	8,480
Insurance and claims	17,946	14,888	14,906	13,142	12,526
Communications and utilities	6,494	3,552	2,953	2,957	3,187
Depreciation and amortization (1)	108,566	68,908	57,158	57,226	61,949
Other operating expenses	31,266	19,157	14,633	14,552	14,239
Gain on disposal of property and equipment	(33,544)	(33,270)	(15,109)	(32,133)	(13,317)

	739,487	469,955	450,844	422,066	408,067

Operating income (1)	131,868	112,302	94,901	106,557	91,449

Interest income	195	462	674	773	1,424
Interest expense	(446)	(208)	—	—	—

Income before income taxes (1)	131,617	112,556	95,575	107,330	92,873
Federal and state income taxes	46,783	41,974	34,034	37,398	30,657

Net income (1)	$84,834	$70,582	$61,541	$69,932	$62,216

Weighted average shares outstanding (2)
Basic	87,748	85,209	85,892	89,656	90,689

Diluted	87,923	85,441	86,201	89,673	90,689

Net income per share (1) (2)
Basic	$0.97	$0.83	$0.72	$0.78	$0.69

Diluted	$0.96	$0.83	$0.71	$0.78	$0.69

Dividends declared per share (3)	$0.08	$0.08	$1.08	$0.08	$1.08

Balance Sheet Data:
Net working capital	$81,944	$55,732	$146,070	$167,772	$144,886
Total assets	759,994	724,841	467,737	525,666	506,035
Long-term debt (4)	24,600	75,000	—	—	—
Stockholders’ equity (3)	476,587	397,653	290,364	340,771	334,187

(1)

Effective July 1, 2013, we changed our estimate of depreciation expense on tractors to the 125% declining balance from the 150% declining balance method because a stable used equipment market supported a return to our historical estimate of depreciation on tractor equipment over its expected useful life.

(2)	The difference between basic and diluted weighted average shares outstanding is due to the effect of unvested restricted stock granted under the Plan.
(3)

During 2010 and 2012 we paid special dividends of $1.00 per share, which was in addition to regular quarterly dividends declared. These special dividends totaled $90.7 million in 2010 and $85.0 million in 2012.

(4)

During 2013 we entered into an unsecured reducing line of credit agreement. Maximum borrowing capacity as of December 31, 2014 was $225.0 million. As of December 31, 2014, we had $24.6 million of outstanding borrowings and, based on outstanding borrowings and letters of credit, we had available borrowing capacity of $196.0 million. As of January 31, 2015, we had no outstanding borrowings on our line of credit and based on outstanding letters of credit, we had available borrowing capacity of $220.6 million under such line of credit.

(5)

We acquired 100% of the outstanding stock of GTI in November 2013. Therefore, our operating results for the year ended December 31, 2013 include the operating results of GTI for the period of November 11, 2013 to December 31, 2013.

RISK FACTORS

An investment in our common stock involves significant risks. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price or value of our common stock could decline due to any of these risks and you may lose all or part of your investment. Before you make an investment decision regarding our common stock, you should carefully consider the risk factors described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, in any updates to those Risk Factors in our Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this prospectus (which risk factors are incorporated by reference herein), as well as other information contained in or incorporated by reference into this prospectus before making a decision to invest in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations, our financial results and the value of our common stock. See “Where You Can Obtain Additional Information” and “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to Our Business

Our business is subject to general economic and business factors affecting the trucking industry that are largely out of our control, any of which could have a materially adverse effect on our operating results.

The truckload industry is highly cyclical and our business is dependent on a number of factors that may have a negative impact on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, such as:

•	recessionary economic conditions and downturns in customers’ business cycles;

•	changes in customers’ inventory levels and in the availability of funding for their working capital;

•	excess tractor and trailer capacity in comparison with shipping demand;

•	the rate of unemployment and availability of and compensation for alternative jobs for truck drivers;

•	activity in key economic indicators such as manufacturing of automobiles and durable goods and housing construction;

•	supply chain disruptions due to factors such as weather, strikes or slowdowns affecting ports and other shipping locations or other transportation providers, and railroad congestion; and

•	changes in interest rates.

Conditions that decrease shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the U.S. economy is weakened. Some of the principal risks of such conditions are as follows:

•	we may experience a reduction in overall freight levels, which may impair our asset utilization;

•

certain of our customers may face credit issues and could experience cash flow problems that may lead to payment delays, increased credit risk, bankruptcies and other financial hardships that could result in even lower freight demand and may require us to increase our allowance for doubtful accounts;

•	freight patterns may change as supply chains are redesigned, resulting in an imbalance between our capacity and our customers’ freight demand;

•

customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates from among existing choices in an attempt to lower their costs, and we might be forced to lower our rates or lose freight;

•	we may be forced to accept more freight from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue miles to obtain loads; and

•	the resale value of our equipment may decline, which could negatively impact our earnings and cash flows.

We also are subject to potential increases in various costs and other events that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, fuel and energy prices, taxes and interest rates, tolls, license and registration fees, insurance premiums, revenue equipment and related maintenance costs, and healthcare and other benefits for our employees. We cannot predict whether, or in what form, any such cost increase or event could occur. Any such cost increase or event could adversely affect our profitability.

In addition, we cannot predict future economic conditions, fuel price fluctuations or how consumer confidence could be affected by actual or threatened armed conflicts or terrorist attacks, government efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

Our growth may not continue at historical rates, if at all, and any decrease in revenues or profits may impair our ability to implement our business strategy, which could have a materially adverse effect on our results of operations.

Historically, we have experienced significant and rapid growth in revenue and profits. There can be no assurance that our business will continue to grow in a similar fashion in the future, or at all, or that we can effectively adapt our management, administrative and operational systems to respond to any future growth. Further, there can be no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions.

We have established terminals throughout the United States in order to serve markets in various regions. These regional operations require the commitment of additional personnel and revenue equipment, as well as management resources, for future development and establishing terminals and operations in new markets could require more time, resources or a more substantial financial commitment than anticipated. Should the growth in our regional operations stagnate or decline, the results of our operations could be adversely affected. As we continue to expand, it may become more difficult to identify large cities that can support a terminal and we may expand into smaller cities where there is insufficient economic activity, fewer opportunities for growth and fewer drivers and non-driver personnel to support the terminal. We may encounter operating conditions in these new markets, as well as our current markets, that differ substantially from our current operations and customer relationships and appropriate freight rates in new markets could be challenging to attain. These challenges may negatively impact our growth, which could have a materially adverse effect on our ability to execute our business strategy and our results of operations.

We are highly dependent on a few major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our operating revenue is generated from several major customers. For the year ended December 31, 2014, our top 25 customers, based on operating revenue, accounted for approximately 68% of our operating revenue. We cannot assure you that our customer relationships will continue as presently in effect or that we will receive our current customer rate levels in the future. A reduction in freight volumes or our services or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results. In addition, if any of our major customers experience financial hardship, the demand for our services could decrease, which could negatively affect our operating results.

Indebtedness under our Credit Agreement could have adverse consequences on our future operations.

Prior to the acquisition of GTI, we had not had outstanding indebtedness since the third quarter of 1997. Accordingly, we had not been required to devote any cash flows from operations to debt service payments, and we were not subject to affirmative and negative covenants customarily in a bank debt facility that impose restrictions on the operation of our business. In conjunction with the acquisition of GTI, we entered into a five-year, unsecured credit agreement with Wells Fargo Bank, National Association (the “Credit Agreement”), in the original amount of $250.0 million. The Credit Agreement includes periodic, permanent reductions in the lending commitment during the term of the facility. As of November 1, 2014, the lending commitment was reduced to $225.0 million. At December 31, 2014, we had $24.6 million in outstanding borrowings under the Credit Agreement. As of February 28, 2015, we had no outstanding borrowings under the Credit Agreement. Any indebtedness under the Credit Agreement could have adverse consequences on our future operations, including:

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resulting in an event of default if we fail to comply with the financial and other covenants contained in the Credit Agreement, which could result in all of our debt thereunder becoming immediately due and payable;

•	reducing the availability of our cash flows to fund organic growth, working capital, capital expenditures, dividends, stock repurchases, acquisitions and other general corporate purposes;

•	limiting our flexibility in planning for or reacting to and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	increasing our vulnerability to the impact of adverse economic and industry conditions.

If our cash flows and capital resources are inadequate to service our obligations under the Credit Agreement, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the event that we need to refinance all or a portion of our outstanding debt before maturity or as it matures, we may be unable to obtain terms as favorable as the current terms of the Credit Agreement.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

The truckload industry is capital intensive, and our historical policy of operating late-model revenue equipment requires us to invest significant amounts annually to maintain a newer average age for our fleet of revenue equipment. We expect to pay for projected capital expenditures with cash flows from operations, proceeds from sales of equipment being replaced and perhaps with proceeds of borrowings. If we are unable to generate sufficient cash from operations or proceeds from sales of equipment being replaced, or utilize borrowing capacity on our Credit Agreement, we would need to seek alternative sources of capital, including additional financing, to meet our capital requirements. In the event that we are unable to generate sufficient cash from operations or obtain additional financing on favorable terms in the future, we may have to limit our fleet size, enter into less favorable financing arrangements or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Increased prices, reduced productivity and restricted availability of new revenue equipment and decreased demand and value of used equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors. Prices may increase due to, among other reasons, (i) increases in commodity prices, (ii) government regulations applicable to newly manufactured tractors, trailers and diesel engines and (iii) the pricing discretion of equipment manufacturers. In addition, the engines installed in our newer tractors are subject to emissions control regulations issued by the Environmental Protection Agency (“EPA”). The regulations require reductions in exhaust emissions from diesel engines manufactured in or after 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective.

The market for used equipment is cyclical and can be volatile, and any downturn in the market could negatively impact our earnings and cash flows. In recent periods, we have recognized significant gains on the sale of our used tractors and trailers, in part because of a strong used equipment market. During periods of lower used equipment values, we may generate lower gains on sale, which would reduce our earnings and cash flows, and could adversely impact our liquidity and financial condition. Alternatively, we could decide, or be forced, to operate our equipment longer, which could negatively impact maintenance and repairs expense, customer service, and driver satisfaction.

If diesel fuel prices increase significantly, our results of operations could be adversely affected.

Our operations are dependent upon diesel fuel. Prices and availability of petroleum products are subject to political, economic, weather-related, geographic and market factors that are outside our control and each of which may lead to fluctuations in the cost of fuel. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Even if we are able to pass some increased costs on to customers, fuel surcharge programs generally do not protect us against all of the increases in fuel prices. Moreover, in times of rising fuel prices, the lag between purchasing the fuel, and the billing for the surcharge (which typically is based on the prior week’s average price), can negatively impact our earnings and cash flows. In addition, the terms of each customer’s fuel surcharge agreement vary, and customers may seek to modify the terms of their fuel surcharge agreements to minimize recoverability for fuel price increases. Our results of operations and cash flows would be negatively affected to the extent we cannot recover higher fuel costs or fail to improve our fuel price protection through our fuel surcharge program. Increases in fuel prices, or a shortage or rationing of diesel fuel, could also materially and adversely affect our results of operations.

Difficulty in attracting and retaining drivers, including independent contractors, may have a materially adverse effect on our business.

Difficulty in attracting or retaining qualified drivers, including independent contractors, could have a materially adverse effect on our growth and profitability. Competition for drivers, which has been historically intense, may increase even more as the overall demand for freight services increases with improvements in economic conditions. We have seen evidence that CSA and stricter hours-of-service (“HOS”) regulations adopted by the United States DOT in July 2013 have tightened, and may continue to tighten, the market for eligible drivers. If a shortage of drivers were to occur, or if we were unable to attract and contract with independent contractors, we could be forced to, among other things, limit our growth, decrease the number of our tractors in service, or adjust our driver compensation package or independent contractor compensation, which could adversely affect our profitability and results of operations if not offset by a corresponding increase in customer rates. In addition, our independent contractors are responsible for paying for their own equipment, fuel and other operating costs. Significant increases in these costs could cause them to seek higher compensation from us or seek other opportunities within or outside the trucking industry.

If our independent contractors are deemed by regulators or judicial process to be employees, our business and results of operations could be adversely affected.

Tax and other regulatory authorities have in the past sought to assert that independent contractors in the trucking industry are employees rather than independent contractors. Members of Congress have frequently proposed federal legislation that would make it easier to reclassify independent contractors as employees and impose increased recordkeeping and compliance obligations on businesses that use independent contractors. Some states have put initiatives in place to increase their revenues from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, class actions and other lawsuits have been filed in our industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractors’ status. If our independent contractors are determined to be our employees, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

We operate in the United States pursuant to operating authority granted by the DOT. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to CSA safety performance and measurements, drug and alcohol testing and HOS. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers’ HOS, ergonomics, electronic logging devices (“ELDs”), collective bargaining, security at ports and other matters affecting safety or operating methods.

In July 2012, Congress passed a federal transportation bill that requires promulgation of rules mandating the use of ELDs by July 2013 with full adoption for all trucking companies no later than July 2015. In March 2014, the FMCSA announced a Supplemental Notice of Proposed Rulemaking to mandate ELDs. The effective date and publication date in the Federal Register were not announced. The rule will go into effect two years after the final rule is issued. It is uncertain if this adoption date will be challenged or extended. We believe the ELD mandate, together with the revised HOS rules and other regulations, could result in a reduction in effective trucking capacity to service increased demand. Although we are not currently required to install ELDs in our tractors, we have proactively installed ELDs. Since December 31, 2011, 100% of our over-the-road tractors have had ELDs installed, including electronic logs. Such installation could cause an increase in driver turn-over, information that can be used in litigation, cost increases and decreased asset utilization.

Federal, state and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. The Transportation Security Administration (the “TSA”) of the Department of Homeland Security has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers’ behavior, purchase on-board power units (for portions of our tractor fleet that do not currently have them) that do not require the engine to idle, or face a decrease in productivity.

Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs on to us through higher prices could adversely affect our results of operations.

Safety-related evaluations and rankings under CSA could adversely affect our profitability and operations, our ability to maintain or grow our fleet and our customer relationships.

Under CSA, drivers and fleets are evaluated and ranked based on certain safety-related standards. The methodology for determining a carrier’s DOT safety rating has been expanded to include the on-road safety performance of the carrier’s drivers. As a result, certain current and potential drivers may no longer be eligible to drive for us, our fleet could be ranked poorly as compared to our peers, and our safety rating could be adversely impacted. A reduction in eligible drivers or a poor fleet ranking may result in difficulty attracting and retaining qualified drivers, including impacting our number of unmanned trucks, and could cause our customers to direct their business away from us and to carriers with higher fleet rankings, which would adversely affect our results of operations. Additionally, competition for drivers with favorable safety ratings may increase and thus provide for increases in driver related compensation cost. One of our subsidiaries has recently exceeded the established intervention threshold in one of the seven safety-related standards of CSA. Based on this unfavorable rating we may be prioritized for an intervention action or roadside inspection. In addition, from time to time we could further exceed the FMCSA’s established intervention thresholds under certain categories, which could also cause our drivers to be prioritized for intervention action or roadside inspection by regulatory authorities. Such action or inspection could adversely affect our results of operations, and we may incur greater than expected expenses in our attempts to improve our scores.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

In addition to direct regulation by the DOT and other agencies, we are subject to various environmental laws and regulations dealing with the handling of hazardous materials, waste oil, underground fuel storage tanks and discharge and retention of storm-water. We operate in industrial areas, where truck terminals and other industrial facilities are located and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. We also maintain bulk waste oil or fuel storage and fuel islands at the majority of our facilities. If (i) we are involved in a spill or other accident involving hazardous substances, (ii) there are releases of hazardous substances we transport, (iii) soil or groundwater contamination is found at our facilities or results from our operations or (iv) we are found to be in violation of or fail to comply with applicable environmental laws or regulations, then we could be subject to clean-up costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Our business also is subject to the effects of new tractor engine design requirements implemented by the EPA. In August 2011, the National Highway Transportation Safety Administration (“NHTSA”) and the EPA adopted a new rule that established the first-ever fuel economy and greenhouse gas standards for medium- and heavy-duty vehicles, which include tractors we utilize. These standards apply to model years 2014 to 2018, which are required to achieve an approximate 20% reduction in fuel consumption by 2018. In addition, President Barack Obama announced that his administration will begin developing the next phase of tighter fuel efficiency standards for medium- and heavy-duty vehicles, including tractors, and directed the EPA and NHTSA to develop new fuel-efficiency and greenhouse gas standards by March 31, 2016. Additional changes in the laws and regulations governing or impacting our industry could affect the economics of the industry by requiring changes in operating practices or by influencing the demand for, and the costs of providing, services to shippers.

We are exposed to risks related to our acquisition of GTI, and we may not be able to achieve the benefits we expected at the time of the acquisition. Any failure to implement our business strategy with respect to the GTI acquisition could negatively impact our business, financial condition and results of operations.

We have partially completed the integration of GTI’s business into our own. However, additional activities remain to be completed, and many of these activities involve third parties, including customers, drivers, and suppliers, whose actions are out of our control. We have not yet achieved, and may never achieve, the full benefit of the revenue enhancements and cost savings we expected at the time of the acquisition. In addition, even if we achieve the expected benefits, we may be unable to achieve them within the anticipated time frame. Also, the cost savings and other benefits may be offset by unexpected costs incurred in integrating GTI, increases in other expenses, or problems in the business unrelated to the GTI acquisition. If the integration is not successful, or if we fail to implement our business strategy with respect to the acquisition, we may be unable to achieve expected results and our business, financial condition and results of operations may be materially and adversely affected.

Specific risks associated with the remaining integration include the following:

•	the potential loss of customers, employees, suppliers, other business partners or independent contractors;

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failure to effectively consolidate functional areas, which may be impeded by inconsistencies in, or conflicts between, standards, controls, procedures, policies, business cultures and compensation structures;

•	potential future impairment charges, write-offs, write-downs or restructuring charges that could adversely affect our results of operations;

•	significant deficiencies or material weaknesses in internal controls over financial reporting;

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increased tax liability or other tax risk if future earnings are less than anticipated, there is a change in the deductibility of items, or we are unable realize the benefits of a special tax election referred to as a “Section 338(h)(10) election”;

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exposure to unknown liabilities or other obligations of GTI, which may include matters relating to employment, labor and employee benefits, litigation, accident claims and environmental issues, and which may affect our ability to comply with applicable laws;

•	the ongoing integration and management of technologies and services of the two companies, including the consolidation and integration of information systems;

•	the coordination of resources across broad geographical areas;

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the loss of truck drivers of GTI or our historical operations due to differences in pay, policies, business culture, branding, or other factors, or an increase in costs of recruiting and retaining truck drivers; and

•	the challenges of moving toward a single brand and market identity.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. There is no assurance that we will be successful in identifying, negotiating or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition and results of operations.

If we are unable to retain our key employees or find, develop and retain terminal managers, our business, financial condition and results of operations could be adversely affected.

We are highly dependent upon the services of several executive officers and key management employees. The loss of any of their services could have a short-term, negative impact on our operations and profitability. We currently do not have employment agreements with any of our key employees or executive officers, and the loss of any of their services could negatively impact our operations and future profitability. We must continue to develop and retain a core group of terminal managers if we are to realize our goal of expanding our operations and continuing our growth. Failing to develop and retain a core group of terminal managers could have a materially adverse effect on our business.

Seasonality and the impact of weather affect our operations and profitability.

Our tractor productivity decreases during the winter season because inclement weather impedes operations, and some shippers reduce their shipments after the winter holiday season. Revenue can also be affected by bad weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather, which creates higher accident frequency, increased claims and more equipment repairs. We can also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice storms and floods that could harm our results or make our results more volatile. Weather and other seasonal events could adversely affect our operating results.

We self-insure for a significant portion of our claims exposure, which could significantly increase the volatility of, and decrease the amount of, our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers’ compensation, auto liability, general liability, cargo and property damage claims, as well as employees’ health insurance. We are also responsible for our legal expenses relating to such claims. We reserve currently for anticipated losses and related expenses. We periodically evaluate and adjust our claims reserves to reflect trends in our own experience as well as industry trends. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts. We do not currently maintain directors’ and officers’ insurance coverage, although we are obligated to indemnify them against certain liabilities they may incur while serving in such capacities.

We maintain insurance with licensed insurance carriers for the amounts in excess of our self-insured portion. It is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers that provide excess insurance coverage to us currently and for past claim years have encountered financial issues. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed or replaced. If these expenses increase, or if we experience a claim in excess of our coverage limits, we experience a claim for which coverage is not provided or we experience a claim that is covered and our insurance company fails to perform, results of our operations and financial condition could be materially and adversely affected.

We are dependent on computer and communications systems, and a systems failure could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure including our communications with our fleet of revenue equipment. We currently use a centralized computer network and regular communication to achieve system-wide load coordination. Our operating system is critical to understanding customer demands, accepting and planning loads, dispatching drivers and equipment and billing and collecting for our services. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, deliberate attacks of unauthorized access to systems, denial-of-service attacks on websites and other events beyond our control. If any of our critical systems fail or become otherwise unavailable, whether as a result of the upgrade project or otherwise, we would have to perform the functions manually, which could temporarily impact our ability to manage our fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably and to bill for services and prepare financial statements accurately or in a timely manner. Any significant system failure, upgrade complication, security breach or other system disruption could interrupt or delay our operations, damage our reputation, cause us to lose customers or impact our ability to manage our operations and report our financial performance, any of which could have a materially adverse effect on our business.

Efforts by labor unions could divert management’s attention and could have a materially adverse effect on our operating results.

Any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if an attempted organizing effort were successful and we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency and ability to generate acceptable returns on the affected operations.

Risks Relating to this Offering and Ownership of Our Common Stock

Concentrated ownership of our stock can influence stockholder decisions, may discourage a change in control, and may have an adverse effect on share price of our stock.

Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The Gerdin family, related trusts and partnerships (including the selling stockholder), our directors and our executive officers, as a group, own or control approximately 49% of our common stock before giving effect to this offering and will own or control approximately 44% of our common stock after giving effect to this offering (assuming the underwriters do not exercise their option to purchase additional shares). This ownership concentration may have the effect of discouraging, delaying or preventing a change in control, and may also have an adverse effect on the market price of our shares. Also as a result of their ownership, the Gerdin family, related trusts and partnerships (including the selling stockholder), the executive officers and directors, as a group, may have the ability to influence the outcome of any matter submitted to our stockholders for approval, including the election of directors. This concentration of ownership could limit the price that some investors might be willing to pay for our common stock, and could allow the Gerdin family to prevent or could discourage or delay a change of control, which other stockholders may favor. Further, our bylaws have been amended to “opt out” of the Nevada control share statute. Accordingly, an acquisition of more than a majority of our common stock by the Gerdin family will not result in certain shares in excess of a majority losing their voting rights and may enhance the Gerdin family’s ability to exercise control over decisions affecting us. The interests of the Gerdin family may conflict with the interests of other holders of our common stock, and they may take actions affecting us with which other stockholders disagree.

The market price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.

The market price of our common stock may fluctuate significantly as a result of a number of factors, many of which are outside our control. Fluctuations may occur in response to the other risk factors listed in this prospectus and for many other reasons, including:

•	actual or anticipated variations in earnings, financial or operating performance or liquidity, including those resulting from the seasonality of our business;

•	our financial performance or the performance of our competitors and similar companies;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission (the “Commission”);

•	changes in estimates of our performance or recommendations by securities analysts;

•	failure to meet securities analysts’ quarterly and annual projections;

•	the impact of new federal or state regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the introduction of new services by us or our competitors;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	technological innovations or other trends in our industry;

•	news affecting our customers;

•	operating and stock performance of other companies deemed to be peers;

•	regulatory or labor conditions applicable to us, our industry or the industries we serve;

•	market conditions in our industry, the industries we serve, the financial markets and the economy as a whole;

•	changes in our capital structure; and

•	sales of our common stock by us, our controlling stockholders or members of our management team.

In addition, the stock market historically has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of a particular company. These broad market fluctuations may cause declines in the market price of our common stock.

Volatility in the market price of our common stock may make it difficult for you to resell shares of our common stock when you want or at attractive prices. In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs, including settlement costs or awards for legal damages, and could divert the time and attention of our management and other resources.

Actual or anticipated sales of our common shares by the Gerdin family could cause the market price of our common stock to decline.

The shares being offered by the selling stockholder in this offering are held by a trust established for the benefit of certain members of the Gerdin family. The Gerdin family, together with their related trusts and partnerships (including the selling stockholder), beneficially own or have voting and dispositive power over approximately 45.3% of our outstanding common stock before giving effect to this offering and will beneficially own or control more than 40% of our common stock after giving effect to this offering, whether or not the underwriters exercise their option to purchase additional shares. If the Gerdin family or their related entities sell shares of our common stock, whether pursuant to this offering or in the future, or there are sales of a substantial amount of our common stock in the public market otherwise, the market price of our common stock could decline. A perception among investors that these sales may occur could produce the same effect.

Our stock trading volume may not provide adequate liquidity for investors.

The average daily trading volume in our common stock is less than that of certain other transportation and logistics companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a decline in the market price of our common stock. Additionally, lower trading volumes may limit your ability to sell your shares when you want or at attractive prices.

Provisions in our charter documents or Nevada law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Our articles of incorporation, as amended (“Articles of Incorporation”), our amended and restated bylaws (“Bylaws”) and Nevada corporate law contain provisions that could delay, discourage or prevent a change of control or changes in our board of directors (“Board of Directors”) or management that a stockholder might consider favorable. For example, our Articles of Incorporation authorize our Board of Directors to issue preferred stock without stockholder approval and to set the rights, preferences and other terms thereof, including voting rights of those shares, and our Bylaws provide that a special meeting of stockholders may be called only by the President or the holders of not less than 20% of our issued and outstanding voting stock, and that our Board of Directors is expressly authorized to make, alter or repeal our Bylaws. These provisions will apply even if the change may be considered beneficial by some of our stockholders, and thereby negatively affect the price that investors might be willing to pay in the future for our common stock. In addition, to the extent that these provisions discourage an acquisition of our company or other change in control transaction, they could deprive stockholders of opportunities to realize takeover premiums for their shares of our common stock. See “Description of Capital Stock” in this prospectus for a description of these provisions.

We may issue shares of preferred stock with greater rights than our common stock.

Our Articles of Incorporation authorize our Board of Directors to issue preferred stock without stockholder approval and to set the rights, preferences and other terms thereof, including voting rights of those shares. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock. Please read “Description of Capital Stock” in this prospectus.

There may be future dilution of our common stock, which could adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of our common stock. In the future, we may issue shares of our common stock in connection with future acquisitions, strategic transactions, to raise capital, to compensate management or otherwise. We may also issue securities convertible into, or exchangeable for, or that represent the right to receive, our common stock. Any of these events may dilute your ownership interest in our company, reduce our earnings per share and have an adverse effect on the price of our common stock.

Any decisions to reduce or discontinue paying cash dividends to our stockholders could cause the market price of our common stock to decline.

Our payment of quarterly cash dividends on our common stock is subject to, among other things, our financial condition, results of operations, capital requirements and other factors deemed relevant by our Board of Directors. Any reduction or discontinuance of our payment of quarterly cash dividends on our common stock could cause the market price of our common stock to decline. Moreover, in the event our payment of quarterly cash dividends on our common stock is reduced or discontinued, our failure or inability to resume paying cash dividends on our common stock at historical levels could result in a lower market price of our common stock.

If securities or industry analysts do not publish research about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock, to some extent, depends on the research and reports that securities or industry analysis publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or lower their opinion of our shares, our share price may decline. If one or more of these analysts ceases coverage of our business or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus, including those subject to the underwriters’ option to purchase additional shares, will be sold by the selling stockholder. We will not receive any of the proceeds from such sales. The selling stockholder will be responsible for all fees, expenses, and commissions in connection with this offering.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the symbol “HTLD.” The following table shows the reported high and low sales prices of our common stock for the periods indicated, as reported on The NASDAQ Global Select Market.

Fiscal Period	High	Low
2015:
First Quarter (through March 4, 2015)	$27.80	$24.12
2014:
Fourth Quarter	$27.96	$22.30
Third Quarter	$25.07	$21.10
Second Quarter	$25.53	$19.96
First Quarter	$23.05	$19.41
2013:
Fourth Quarter	$19.74	$13.74
Third Quarter	$15.09	$13.80
Second Quarter	$14.58	$12.99
First Quarter	$14.21	$12.98

The reported last sales price per share of our common stock as quoted through The NASDAQ Global Select Market on March 4, 2015, was $24.49 per share. As of March 4, 2015, we had 87,790,677 shares of our common stock outstanding. The number of stockholders of record on March 4, 2015, was 215; however, we estimate that we have a significantly greater number of stockholders because a substantial number of shares of our common stock are held of record by brokers or dealers for their customers in street names.

DIVIDEND POLICY

During the third quarter of 2003, we announced the implementation of a quarterly cash dividend program. We have declared and paid quarterly dividends for the past forty-two consecutive quarters. During 2014 and 2013, we declared quarterly dividends as detailed below.

	2014
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Payment amount (per common share)	$0.02	$0.02	$0.02	$0.02
Payment amount total for all shares (in millions)	$1.7	$1.7	$1.8	$1.8

	2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Payment amount (per common share)	$0.02	$0.02	$0.02	$0.02
Payment amount total for all shares (in millions)	$1.7	$1.7	$1.7	$1.8

We currently intend to continue our quarterly cash dividend program. However, future payments of cash dividends will depend upon our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our Articles of Incorporation, our authorized capital stock consists of 395,000,000 shares of common stock, par value one cent ($.01) per share, and 5,000,000 shares of preferred stock, the rights and preferences of which may be designated by the Board of Directors. As of March 4, 2015, 90,688,621 shares of our common stock were issued, 87,790,677 shares of our common stock were outstanding and no shares of our preferred stock were issued or outstanding. The discussion below describes the most important terms of our capital stock, Articles of Incorporation and our Bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, refer to our Articles of Incorporation and Bylaws, copies of which have been filed with the Commission, and to the applicable provisions of the Nevada General Corporation Law (the “Nevada Statutes”). See “Where You Can Obtain Additional Information” and “Incorporation of Documents by Reference.”

Common Stock

Our common stock is listed on The NASDAQ Global Select Market, under the symbol “HTLD.”

Voting. Holders of common stock are entitled to one vote per share. Holders of our common stock are not entitled to cumulative voting in the election of directors.

Dividends. Holders of common stock are entitled to receive dividends payable only after the requirements with respect to preferential dividends, if any, on any series of preferred stock shall have been met, and after we have complied with all requirements, if any, with respect to setting aside of sums in a sinking fund for the purchase or redemption of shares of any series of preferred stock, to the extent permitted by law and to the extent our Board of Directors shall determine.

Liquidation. In the event of liquidation, dissolution or winding up, holders of the common stock will be entitled to receive such of our remaining assets, if any, available for distribution after distribution in full of all creditors and the liquidation preferences on any outstanding shares of preferred stock, if any such stock is issued, to the extent our Board of Directors determines.

Other Terms. Holders of common stock are not entitled to preemptive rights, nor is the common stock is subject to redemption.

The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Certain Provisions of our Articles of Incorporation and Bylaws

Provisions with Anti-Takeover Implications. Certain provisions of our Articles of Incorporation and Bylaws deal with matters of corporate governance and the rights of stockholders. Under our Articles of Incorporation, our Board of Directors may issue preferred shares and set the voting rights, preferences and other terms thereof. Our Bylaws provide that a special meeting of stockholders may be called only by the President, or by the President or Secretary at the request of a majority of the directors or stockholders owning not less than 20% of our issued and outstanding voting stock. Such provisions, together with certain provisions of the Nevada Statutes (see “Description of Capital Stock — Nevada Anti-Takeover Statutes”), could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by our Board of Directors. This may include takeovers that certain stockholders may deem to be in their best interest. Any such discouraging effect on takeover attempts could potentially depress the market price of our common stock or inhibit temporary fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts.

Indemnification of Directors, Officers and Employees. Under Section 78.7502(1) of the Nevada Statutes, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law; or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 78.7502(2) of the Nevada Statutes further provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including amounts paid in settlement and attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law; or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

In accordance with Section 78.7502(3) of the Nevada Statutes, our Articles of Incorporation provide for mandatory indemnification to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of certain specified actions, suits or proceedings that are substantially similar to those in subsections (1) and (2) of Section 78.7502 of the Nevada Statutes, as described above, or in defense of related claims, issues or matters, such that we are obligated to indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with such defense.

Our Articles of Incorporation also provide that we will indemnify any person for certain specified claims that are substantially similar to those in subsections (1) and (2) of Section 78.7502 of the Nevada Statutes, as described above. This indemnity is subject to a case by case determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct. The determination is to be made by (i) the stockholders, (ii) our Board of Directors by majority vote of a quorum consisting of directors who were not parties to such act, suit or proceeding, (iii) if so ordered by such quorum of disinterested directors, by independent legal counsel in a written opinion, or (iv) if such quorum of disinterested directors cannot be obtained, by independent legal counsel in a written opinion. Our Board of Directors is also expressly authorized to advance certain expenses incurred by any director, officer, employee or agent in defending a civil or criminal action, suit or proceeding prior to the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the person to whom expenses are to be advanced, to repay such amount unless it is ultimately determined that he or she is entitled to be indemnified by us. Our Articles of Incorporation also allow us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent, whether or not we would have the power to indemnify him against liability under our Articles of Incorporation.

Our Articles of Incorporation further provide that the indemnification does not exclude any other rights to which a person seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

The limitation of liability and indemnification provisions in our Articles of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Nevada Anti-Takeover Statutes

Business Combinations Act

We are subject to Nevada’s anti-takeover law because we have not opted out of the provisions of Sections 78.411-78.444 of the Nevada Statutes under the terms of our Articles of Incorporation. This law provides that specified persons who, together with affiliates and associates, own, or within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision may have an anti-takeover effect for transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Control Share Statute

The Nevada Statutes provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3, or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. Presently, we have opted out of these statutes under our Bylaws, as permitted by Section 78.378 of the Nevada Statutes. As a result, if any stockholder (including a member of the Gerdin family) acquires shares of our common stock in an amount that exceeds the specified thresholds, such stockholder would not lose voting rights in such shares. We may opt into coverage under these statutes by amending our Bylaws. Our Bylaws provide that they may be repealed, altered or amended, or new bylaws may be adopted, by the affirmative vote of a majority of the whole Board, provided that notice of the proposal to make, alter or repeal our Bylaws or adopt new bylaws, is included in the notice of the meeting of the Board of Directors at which such action takes place.

Authorized but Unissued Capital Stock

The Nevada Statutes do not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The NASDAQ Global Select Market, which would apply so long as our common stock is listed on The NASDAQ Global Select Market, require stockholder approval of certain issuances. Authorized but unissued shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SELLING STOCKHOLDER

When we refer to the “selling stockholder” in this prospectus, we mean the 2009 Gerdin Heartland Trust UTA 7/15/2009 (the “2009 Gerdin Trust”). The late Russell Gerdin, our founder, and his wife, Ann Gerdin, are the settlors of the 2009 Gerdin Trust. Lawrence Crouse, one of our directors, serves as trustee of the 2009 Gerdin Trust and holds sole voting, investment and dispositive power over the shares of our common stock held by the 2009 Gerdin Trust. Mr. Crouse does not have a pecuniary interest in the shares held by the 2009 Gerdin Trust and, accordingly, disclaims beneficial ownership of such shares. The beneficiaries of the 2009 Gerdin Trust are (1) Michael Gerdin, son of Russell Gerdin and our current Chairman, President, and Chief Executive Officer and (2) Angela Janssen and Julie Durr, daughters of Russell Gerdin and sisters of Michael Gerdin. Michael Gerdin, Ms. Janssen and Ms. Durr do not have voting or dispositive power over the shares held by the 2009 Gerdin Trust and, accordingly, disclaim beneficial ownership of such shares.

The table below sets forth, based upon written representations from the selling stockholder with respect to the beneficial ownership of shares of our common stock held by the selling stockholder as of March 4, 2015:

•	the number of shares of our common stock owned by the selling stockholder prior to this offering;

•	the number of shares of our common stock to be offered for sale by the selling stockholder in this offering;

•

the number of shares of our common stock to be owned by the selling stockholder upon completion of this offering, assuming both no exercise and full exercise of the underwriters’ option to purchase up to 487,500 additional shares of our common stock from the selling stockholder; and

•

the percentage of our outstanding shares of common stock owned by the selling stockholder prior to this offering and to be owned after the completion of this offering, assuming both no exercise and full exercise of the underwriters’ option to purchase up to 487,500 additional shares.

In the table below, the percentage of shares of our common stock beneficially owned is based on 87,790,677 shares of our common stock outstanding as of March 4, 2015, determined in accordance with Rule 13d-3 under the Exchange Act. Under such rule, beneficial ownership includes any shares of our common stock over which the selling stockholder has sole or shared voting power or investment power and also any shares of our common stock that the selling stockholder has the right to acquire within 60 days of such date through the exercise of any options or other rights. We believe that the selling stockholder has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by the selling stockholder in the table below.

	Shares of Our Common Stock Beneficially Owned Prior to This Offering		Shares of Our Common Stock Offered Hereby	Shares of Our Common Stock Beneficially Owned After This Offering, Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares		Shares of Our Common Stock Beneficially Owned After This Offering, Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
Selling Stockholder	Shares	Percent		Shares	Percent	Shares	Percent
2009 Gerdin Trust	8,046,816	9.2%	3,250,000	4,796,816	5.5%	4,309,316	4.9%

The Gerdin family and related trusts and partnerships (including the selling stockholder) beneficially own an aggregate of 39,809,732 shares of our common stock, or approximately 45.3% of our outstanding common stock, prior to this offering. After giving effect to this offering, the Gerdin family and their related trusts and partnerships (including the selling stockholder) would beneficially own an aggregate of (1) 36,559,732 shares of our common stock, or approximately 41.6% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares, or (2) 36,072,232 shares of our common stock, or approximately 41.0% of our outstanding common stock, assuming full exercise of the underwriters’ option to purchase additional shares.

MATERIAL U.S. FEDERAL INCOME AND

ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and, to a limited extent, estate tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift tax laws, any state, local or foreign tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

Distributions of cash or property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate (and may be subject to “FATCA” withholding as described below). To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we have been, and do not expect to become in the foreseeable future, a USRPHC for U.S. federal income tax purposes. Even if we were deemed a USRPHC, however, as long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock would be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC. If we were deemed a USRPHC and our common stock ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the relevant disposition occurred, all non-U.S. holders generally would be subject to U.S. federal income tax on a taxable disposition of our common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our common stock by such non-U.S. holders.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

U.S. Federal Estate Tax

Our common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on (i) any dividends paid on our common stock, and (ii) the gross proceeds from a disposition of our common stock paid after December 31, 2016, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (a) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (b) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides identifying information regarding each direct and indirect substantial United States owner of the entity (generally by providing IRS Form W-8BEN-E), or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The rules under FATCA are new and complex. You are encouraged to consult with your own tax advisor regarding the implications of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT TAX LAWS AND ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered pursuant to this prospectus. Stifel, Nicolaus & Company, Incorporated, Stephens Inc., Wells Fargo Securities, LLC and BB&T Capital Markets, a division of BB&T Securities, LLC, are acting as joint book-runners of this offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholder and the underwriters, each of the underwriters named below has severally agreed to purchase from the selling stockholder, and the selling stockholder has agreed to sell to such underwriters, the number of shares of common stock set forth opposite each underwriter’s name below:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated	975,000
Stephens Inc.	975,000
Wells Fargo Securities, LLC	650,000
BB&T Capital Markets, a division of BB&T Securities, LLC	650,000

Total	3,250,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock included in this offering are subject to various conditions, including there being no material change in our business, our and the selling stockholder’s delivery of customary closing documents to the underwriters, and approval of certain legal matters by counsel. The nature of the underwriters’ obligations commits each underwriter to purchase and pay for all of the shares of common stock listed above next to such underwriter’s name if any such shares are purchased, other than those covered by the option to purchase additional shares described below. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

The selling stockholder has granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, up to a total of 487,500 additional shares of our common stock from the selling stockholder at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at that price less a concession not in excess of $0.4275 per share of common stock to selected dealers, which may include the underwriters. After this offering, the public offering price, concessions and other selling terms may be changed by the underwriters.

The following table summarizes the underwriting discounts and commissions that the selling stockholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

	Paid by the Selling Stockholder
	No Exercise	Full Exercise
Per Share	$0.7125	$0.7125
Total	$2,315,625	$2,662,968.75

Pursuant to the terms of the underwriting agreement, the selling stockholder has agreed to reimburse the underwriters for certain expenses. Total expenses related to the offering are estimated to be $275,000, all of which will be paid by the selling stockholder.

Indemnification of Underwriters

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act and the Exchange Act arising out of any material misstatements or omissions contained in this prospectus (except to the extent that any such liability arises out of material misstatements or omissions provided to us by the underwriters or the selling stockholder specifically for inclusion herein) and liabilities arising out of any breach by us of the underwriting agreement, or to contribute to payments the underwriters may be required to make because of any of those liabilities. The selling stockholder has also agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act and the Exchange Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

No Sale of Similar Securities

We have agreed that, for a period of 90 days from the date of this prospectus (the “restricted period”), we will not, directly or indirectly, without the prior written consent of the underwriters:

•

offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exchangeable for our common stock, or sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock;

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of our common stock;

•

file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of our common stock or securities convertible, exercisable, or exchangeable into our common stock or any other securities of the Company; or

•	publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph will not apply to:

•	our filing of a registration statement in connection with this offering;

•

the issuance of common stock upon exercise of options or warrants, settlement of restricted stock, or conversion of a security outstanding on the date of this prospectus and which is described in this prospectus;

•	the issuance of shares of our common stock, restricted stock, or options to purchase shares of our common stock pursuant to our equity plan described in this prospectus;

•	the filing of a registration statement on Form S-8 or a successor form described in this prospectus pertaining to our employee benefit plans; or

•

beginning on the day that is 61 days from the date of the underwriting agreement, the issuance of shares of our common stock directly to a seller or sellers of a business or assets as part of the purchase price in connection with acquisitions thereof by us, provided that the aggregate number of shares of common stock that we may offer pursuant to the foregoing proviso shall not exceed 5% of the total number of shares of our common stock issued and outstanding on the date of the underwriting agreement.

Additionally, the selling stockholder, Ann Gerdin, and each of our directors and officers have agreed that, without the prior written consent of the underwriters, they will not, during the restricted period:

•

offer, sell, contract to sell, pledge, lend, grant any option to purchase, make any short sale, or otherwise dispose of any shares of our common stock or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian), or beneficially owned by the holder;

•

engage in any hedging or other transaction that is designed to result in, or that reasonably could be expected to lead to, a sale or disposition of any shares of our common stock even if such shares would be disposed of by someone other than the holder; or

•	make any demand for, or exercise any right with respect to, the registration of their shares of our common stock.

In the case of Ann Gerdin and each of our directors and executive officers, the restrictions described in the immediately preceding paragraph applicable to such individuals will not apply to:

•

transfers of shares of our common stock by the holder as a bona fide gift or gifts or transfers by will, other testamentary document, or intestate succession to the legal representative, heir, beneficiary, or a member of the immediate family of the holder;

•	transfers of shares of our common stock to any trust so long as such transfers do not involve a disposition for value; or

•

transfers of shares of our common stock to an entity in which more than fifty percent of the voting interests are owned by the holder or the holder’s family members (as defined in Section A.1(a)(5) of the General Instructions S-8 under the Securities Act).

For the transactions described in the immediately preceding paragraph to be exempt from the transfer restrictions applicable to our directors and executive officers, it is a condition that such transactions are not required to be reported with the Commission on Form 4 in accordance with Section 16 of the Exchange Act and no other public filing or report regarding such transaction will be required or will be voluntarily made during the restricted period. Our executive officers and directors are also permitted to sell shares of our common stock during the restricted period if such shares were purchased by them on the open market following the closing of this offering, but only if such sales are not required to be reported in any public report or filing with the Commission and the executive officer or director does not voluntarily effect any such filing.

In addition, the transfer restrictions applicable to our directors and officers do not prohibit John Cosaert (our Chief Financial Officer, Executive Vice President of Finance and Treasurer), Thomas Hill (our Vice President, Controller, and Secretary), and Dennis Wilkinson (our Vice President of Operations) from disposing of shares for the purpose of raising proceeds to cover or otherwise satisfying such individuals’ reasonably estimated tax liability resulting from the vesting of restricted stock that occurs during the restricted period. Also, the transfer restrictions applicable to our directors and officers do not prohibit Michael Gerdin (our Chairman, President and Chief Executive Officer) from transferring shares to members of his immediate family, so long as such transfers do not involve a disposition for value. Finally, the transfer restrictions applicable to our directors do not prohibit Lawrence Crouse, in his capacity as trustee of the selling stockholder, from selling our common stock to the underwriters in connection with this offering.

The restricted period will be extended if (i) during the last 17 days of the restricted period we issue an earnings release or other press release of material information or a material event relating to us occurs or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restricted period will continue until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless (1) the underwriters meet the requirements set forth in paragraph (a)(1)(iii) of Rule 139 under the Securities Act, (2) at the expiration of the restricted period, shares of our common stock are “actively traded securities” (as defined in Regulation M under the Exchange Act) and (3) we meet the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Rule 2711(f)(4) of the FINRA Manual.

Except for transfers related to securities acquired in this offering, any transferee under the excepted transfers above must agree in writing, prior to the transfer, to be bound by the lock-up agreements for the remainder of the restricted period.

The underwriters may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the underwriters will consider, among other factors, our or the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

The NASDAQ Global Select Market Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “HTLD.”

Passive Market-Making

In connection with this offering, the underwriters may engage in passive market-making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security and conform with other regulatory and exchange rules. If all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded. Passive market making may cause the market price of our common stock to be higher than the market price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Short Sales, Stabilizing Transactions and Penalty Bids

Until this offering is completed, rules of the Commission may limit the ability of the underwriters to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize, maintain or otherwise affect the market price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. Naked short sales are any short sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the market price of our common stock may be higher than the price that might otherwise exist in the open market.

Stabilizing transactions. The underwriters may make bids for, or purchases of shares of, our common stock for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares of our common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the market price of our common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the market price of the shares if it discourages resales of the shares.

The transactions above may occur on The NASDAQ Global Select Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the market price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Electronic Distribution

A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us (including our revolving credit facility with Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC), for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Offering Restrictions

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters with regard to the validity of the shares of common stock offered in connection with this offering will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements and schedule of Heartland Express, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. The file number under the Exchange Act for our Commission filings is No. 0-15087. You may read and copy materials that we have filed with the Commission, including the registration statement of which this prospectus is a part, at the Commission’s Public Reference Room located at:

100 F Street, N.E.

Washington, D.C. 20549

Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings also are available to the public on the Commission’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically and our website at www.heartlandexpress.com. The information contained on our website is not incorporated by reference and should not be considered part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the Commission that are identified below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (except as otherwise provided in the forms governing the documents we incorporate by reference, including, with respect to Current Reports on Form 8-K, any information furnished under Item 2.02 Item 7.01 or Item 8.01 and related exhibits) until all of the securities to which this prospectus relates have been sold or the offering is otherwise terminated. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2014;

•

The portions of our Definitive Proxy Statement on Schedule 14A for our 2014 Annual Meeting of Stockholders filed with the Commission on March 28, 2014 that are incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, dated October 22, 1986, including any amendment or report filed for the purpose of updating such description.

Any statement made in a document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus, or in any other subsequently filed document that is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent any statement in any subsequently filed document, that is incorporated by reference into this prospectus, modifies or supersedes such statement.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (319) 626-3600 between the hours of 9:00 a.m. and 5:00 p.m., Central Time: John P. Cosaert, Executive Vice President of Finance, Chief Financial Officer and Treasurer, Heartland Express, Inc., 901 North Kansas Avenue, North Liberty, Iowa 52317.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.